Exhibit 4

Execution Copy

INVESTORS’ RIGHTS AGREEMENT

INVESTORS’ RIGHTS AGREEMENT, dated as of • 2013 (this “Agreement”), by and among Networks3 Inc., a Delaware corporation (“Networks3”), and the persons and entities listed on Annex A (the “Investors”).  Certain capitalized terms are defined in Section 7.22.

Recital

Networks3 and the Investors desire to provide for rights, subject themselves to restrictions and otherwise arrange certain issues related to corporate governance and the sale of Networks3 securities.

Agreement

In consideration of the foregoing and the mutual promises herein, the parties, intending to be legally bound, agree as follows:

1.	Drag Along Obligations

1.1
Actions to be Taken.  If at least a majority of the then serving members of the Board and holders representing the Preferred Voting Threshold approve a Sale of Networks3 in writing (the “Selling Investors”), specifying that this Article 1 applies to such transaction, then each Holder hereby agrees:

(a)
if such transaction requires stockholder approval, with respect to all Shares that such Holder owns or over which such Holder otherwise exercises voting power, to vote or consent to (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of Networks3 (together with any related amendments to the organizational documents of Networks3 required in order to implement such Sale of Networks3) and to vote in opposition and not consent to any and all other proposals that could reasonably be expected to delay or impair the ability of Networks3 to consummate such Sale of Networks3;

(b)
if such transaction is a sale of stock, to sell the same proportion of shares of capital stock of Networks3 beneficially held by such Holder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 1.2, on the same terms and conditions as the Selling Investors;

(c)
to execute and deliver all related documentation and take such other action in support of the Sale of Networks3 as shall reasonably be requested by Networks3 or the Selling Investors in order to carry out the terms and provision of this Article 1, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; in furtherance, and not in limitation of the foregoing, the Holder shall make such representations, warranties and covenants as are reasonably requested by the Networks3 or the Selling Investors, including with respect to its beneficial and record ownership of, and authority to sell, its Shares, free and clear of any liens, claims, options, charges, encumbrances and rights (other than those arising hereunder) and the Holder shall participate, pro rata, based upon the number of Shares being sold by the Selling Investors, such Holder and all other selling stockholders, (x) in any indemnity liabilities to the purchaser in such transaction, and (y) in any escrow for the purpose of satisfying any such indemnity liabilities;

(d)
not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of Networks3; and

(e)	to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of Networks3.

Execution Copy

1.2	Exceptions. Notwithstanding the foregoing, a Holder will not be required to comply with Section 1.1 in connection with any proposed Sale of Networks3 (the “Proposed Sale”) unless:

(a)
such Holder shall not be liable for the inaccuracy of any representation or warranty made by any other Person, other than Networks3, in connection with the Proposed Sale (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of Networks3 as well as breach by any stockholder of any of representations, warranties and covenants provided by all stockholders or all stockholders that hold greater than one percent of the then Fully Diluted Shares);

(b)
the liability for indemnification, if any, of such Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by Networks3 in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of Networks3 as well as breach by any stockholder of any of representations, warranties and covenants subject to Section 1.2(f) provided by all stockholders or all stockholders that hold greater than one percent of the then Fully Diluted Shares), and is pro rata in proportion to the amount of consideration paid to such Holder in connection with such Proposed Sale (consistent with the provisions of Networks3’s certificate of incorporation in effect immediately before the Proposed Sale);

(c)
liability shall be limited to such Holder’s applicable share (determined  based on the respective proceeds payable to each Holder in connection with such Proposed Sale) of a negotiated aggregate indemnification amount, that applies equally to all Holders or all Holders that hold greater than one percent of the then Fully Diluted Shares;

(d)
upon the consummation of the Proposed Sale, (1) each holder of each class or series of Networks3’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (2) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (3) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (4) the aggregate consideration receivable by all holders of the Series B Preferred Stock and Common Stock in respect of their shares of Series B Preferred Stock and Common Stock shall be allocated among the holders of Series B Preferred Stock and Common Stock in the manner provided in Networks3’s organizational documents as in effect immediately prior to such Proposed Sale with respect to a change of control (assuming for this purpose that the Proposed Sale is a change of control);

(e)
subject to Section 1.2(d) requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of Networks3 are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; and

Execution Copy

(f)
any representations and warranties to be made by such Holder in the Proposed Sale in connection with its equity ownership in Networks3 are limited to (1) representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that the Holder holds all right, title and interest in and to the Shares such Holder purports to hold, free and clear of all liens and encumbrances, (2) the obligations of the Holder in connection with the transaction have been duly authorized, if applicable, (3) the documents to be entered into by the Holder have been duly executed by the Holder and delivered to the acquirer and are enforceable against the Holder in accordance with their respective terms, (4) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Holder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency, (5) a general release and waiver of claims relating to such Holder’s equity ownership in Networks3 and (6) covenants regarding confidentiality, publicity and similar matters.

2.	Covenants of the Investors

2.1	Further Limitations on Disposition.

(a)
Each Investor agrees not to make any disposition of all or any portion of the Preferred Stock or Conversion Stock unless and until: (1) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (2) such Investor shall have notified Networks3 of the proposed disposition and shall have furnished Networks3 with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Investor or its transferee, with an opinion of counsel, reasonably satisfactory to Networks3, that such disposition will not require registration of such securities under the Securities Act.

(b)
Notwithstanding the provisions of clauses (1) and (2) of Section 2.1(a), no such registration statement or opinion of counsel shall be required:  (1) for any transfer of any shares of Preferred Stock or Conversion Stock in compliance with Rule 144 or Rule 144A under the Securities Act, or (2) for any transfer of any Preferred Stock or Conversion Stock by an Investor that is a partnership, limited liability company or a corporation without payment of consideration to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation, (C) a retired partner or member of such partnership or limited liability company, who retires after the date hereof, or (D) the estate of any such partner, member or stockholder, or (3) for the transfer by gift, will or intestate succession by any Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section to the same extent as if the transferee were an original Investor hereunder.

3.	Covenants of Networks3

3.1
No Disposition or Encumbrance of Stock.  Each Investor hereby covenants and agrees that, without the prior written consent of the Preferred Voting Threshold, such Investor shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to (except as set forth in Article 4 hereof), or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the Investor's voting rights, charge or other encumbrance of any nature whatsoever with respect to any of the Shares, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that the Investor may assign, sell or otherwise transfer any Shares provided that any such recipient of such Securities has delivered to Networks3 and the holders of the Series B Preferred Stock (x) a written notice from the Investor stating the name and address of any such transferee of the Shares and identifying the number of Shares so assigned, sold or otherwise transferred and (y) an executed Joinder in a form reasonably acceptable to the Preferred Voting Threshold that (i) such transferee shall be deemed to be the Investor hereunder with respect to all Shares received and otherwise owned by such transferee, (ii) such transferee shall have all the rights, and shall be fully bound by and subject to all of the covenants, terms and conditions and observe all the obligations, applicable to the Investor under this Agreement, and (iii) for the avoidance of doubt, the Shares owned by the recipient shall be subject to this Agreement.

Execution Copy

3.2
Additional Stockholder Parties.  Networks3 hereby agrees that it shall, from time to time, cause any other officer, employee or consultant of Networks3 who is granted or issued a stock option, restricted stock or similar equity award or series of awards to purchase shares of Common Stock representing one percent or more of the outstanding Common Stock on a fully diluted basis (including all shares of Common Stock issuable upon conversion or exercise of all outstanding convertible or exercisable securities and reserved for issuance under any stock option or equity incentive plan of Networks3) to be subject to the terms of this Agreement as an “Investor” and execute a written agreement to that effect.

3.3
Basic Financial Information.  For so long as any Investor holds (on an as-converted basis) at least 1 million shares of Common Stock as adjusted for subsequent stock splits, stock dividends, combinations and other recapitalizations, Networks3 will:

(a)
Furnish to such Investor, as soon as practicable and in any event within ninety days after the end of each fiscal year of Networks3, a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of operation and a consolidated statement of cash flows of Networks3 and its subsidiaries (if any) for such year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants approved by the Board; provided that the timeframe for such audit requirement may be extended by the Board; and

(b)
Furnish to such Investor as soon as practicable, and in any case within forty five days after the end of each fiscal quarter of Networks3 (except for the last quarter of the Networks3’s fiscal year) quarterly unaudited consolidated financial statements, including an unaudited operations balance sheet, an unaudited consolidated statement of income and an unaudited consolidated statement of cash flows.

3.4
Inspection Rights.  Networks3 shall permit each Investor holding at least 1 million shares (on an as-converted basis) of Common Stock (as adjusted for subsequent stock splits, stock dividends, combinations and other recapitalizations), to visit and inspect Networks3’s properties, to examine its books of account and records and to discuss Networks3’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

3.5
Confidentiality. Each Investor agrees to hold all information received pursuant to this Article 3 in confidence, and not to use or disclose any of such information to any third party, except (a) to the extent such information is made publicly available by Networks3, (b) to Investor’s responsible employees, consultants, directors and/or officers (and the employees, consultants, directors and/or officers of any direct or indirect parent or subsidiary of an Investor) and Investor’s lawyers, accountants and/or auditors with a bona fide need to know solely for the purpose of monitoring such Investor’s investment in Networks3 (“Representatives”), and Investor agrees to instruct each such party regarding such use and disclosure restrictions applicable to such information (and in the case of consultants where such consultants are bound by agreements containing customary confidentiality restrictions); provided that each Investor shall be responsible for any breaches by such Investor’s Representatives, (c) with respect to any Investor that is an investment fund, to its affiliates, officers, directors, stockholders, members and/or partners pursuant to such Investor’s disclosure obligation to such affiliates, stockholders, members and/or partners provided that such Investor instructs each such party regarding such use and disclosure restrictions applicable to such information and (d) to the extent required by law or regulation.

Execution Copy

4.	Voting Agreement

4.1
Board Composition.  During the term of this Agreement, each Holder agrees to vote all Shares now or hereafter directly or indirectly owned (of record or beneficially) by such Holder, in such manner as may be necessary to elect (and maintain in office) as members of the Board (a) those persons nominated by the Series B Preferred Stock and (b) the other members of the Board nominated by (i) the nominating committee of the Board or (ii) if no such nominating committee exists, by holder of a majority of the outstanding shares of Common Stock (after giving hypothetical effect to the exercise or conversion of all outstanding shares of Series B Preferred Stock and employee equity incentives (whether vested or not)).

4.2
General.  During the term of this Agreement and except as specifically provided in Section 4.1, each Holder (other than the holders of Series B Preferred Stock and holders of Common Stock issued on conversion of Series B Preferred Stock), in its capacity as a stockholder, agrees to vote all Shares on any matter submitted to the vote of holders of Common Stock in the manner recommended by the Board.

4.3	Changes in Board Designees.

(a)
From time to time during the term of this Agreement, a Designator or Designators may, in their sole discretion: (1) elect to remove (with or without cause) from the Board any incumbent Board Designee who occupies a Board seat for which such Designator or Designators are entitled to designate the Board Designee under Section 4.1; and (2) designate a new Board Designee for election to a Board seat for which such Designator or Designators are entitled to designate the Board Designee under Section 4.1 and Networks3’s organizational documents (whether to replace a prior Board Designee or to fill a vacancy in such Board seat);

(b)
Such removal and/or designation of a Board Designee must be approved in a writing signed by Designators who are entitled to designate such Board Designee under Section 4.1, in which case such election to remove a Board Designee and/or elect a new Board Designee will be binding on all such Designators.  If there is a removal and/or designation of a Board Designee under this Section 4.3, the Holders shall vote or consent their Shares per Section 4.1 to cause:  (a) the removal from the Board of the Board Designee or Designees so designated for removal by the appropriate Designator or Designators; and (b) the election to the Board of any new Board Designee or Designees so designated for election to the Board by the appropriate Designator or Designators.

4.4
Notice; Covenant to Vote in Accord.  Networks3 shall promptly give each of the Holders written notice of any change in composition of the Board and of any proposal by a Designator or Designators to remove or elect a new Board Designee.  In any election of directors per this Article 4 (or any related proposed action by written consent), the Holders shall vote (or act by written consent with respect to) their shares in a manner sufficient to elect to the Board the individuals to be elected thereto per this Article 4, if and to the extent necessary to do so.

Execution Copy

4.5
Further Assurances.  Each of the Holders and Networks3 agree not to vote any shares of Network3’s capital stock, or to take any other actions, that would in any manner defeat, impair, be inconsistent with or adversely affect the stated intentions of the parties under this Article 4; provided, however, that Networks3 shall have no obligation to enforce any right among the Holders in this agreement, to arbitrate any dispute or to reject any vote of any party otherwise in accordance with applicable corporate law, absent a court order to do so.

4.6
Irrevocable Proxy.  With respect to any matters set forth herein, including election of persons as members of the Board in accordance with this Article 4 and votes regarding any Sale of Networks3 per Article 1, each party to this Agreement (other than the holders of Series B Preferred Stock and holders of Common Stock issued on conversion of Series B Preferred Stock) and hereby constitutes and appoints any person as may be designated from time to time by a majority of the members of the Board, each such party hereby constitutes and appoints any person as may be designated from time to time by a majority of the members of the Board, in each case as applicable with full power of substitution, as the proxy of such party with respect to such matters, and hereby authorizes each of them to represent and to vote, if and only if the party fails to vote or attempts to vote (whether by proxy, in person or by written consent) or otherwise acts in a manner which is inconsistent with the terms of this Agreement, all of such party’s Shares in accordance with the terms and provisions of this Agreement.  The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of Networks3 and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until the voting obligations terminate or expire pursuant to Article 6.  Each such party hereby revokes any and all previous proxies with respect to the Shares and shall not hereafter, unless and until its voting obligations terminate or expire pursuant to Article 6, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

5.	Registration Rights.

5.1
Registration Rights.  Networks3 and the Investors hereby acknowledge and agree that Networks3 plans to grant registration rights to certain holders of the Series B Preferred Stock pursuant to a separate agreement by and among Networks3 and such holder of Series B Preferred Stock.  All other Investors shall be entitled to sell their Shares only in accordance with the terms of this Agreement and only pursuant to an exemption from the registration requirements of the Securities Act.

5.2
“Market Stand-Off” Agreement.  Each Holder hereby agrees that it shall not, to the extent requested by an underwriter of securities of Networks3, sell or otherwise transfer or dispose of any Shares or other shares of stock of Networks3 then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of Networks3 filed under the Securities Act; provided, however, that: (1) all executive officers and directors of Networks3 and (2) all stockholders holding in the aggregate at least five percent of the total outstanding stock of Networks3, enter into similar agreements.  In order to enforce the foregoing covenant, Networks3 shall have the right to place restrictive legends on the certificates representing the shares subject to this Section and to impose stop transfer instructions with respect to the Shares and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.  Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

Execution Copy

5.3
Rule 144 Reporting.  With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Common Stock to the public without registration, after the IPO, Networks3 agrees to use commercially reasonable efforts to: (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by Networks3 for an offering of its securities to the general public; (b) file with the SEC in a timely manner all reports and other documents required of Networks3 under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and (c) so long as a Holder owns any Shares, to furnish to the Holder forthwith upon request a written statement by Networks3 as to its compliance with the reporting requirements of said Rule 144 (at any time after ninety days after the effective date of the first registration statement filed by Networks3 for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of Networks3, and such other reports and documents of Networks3 as an Investor may reasonably request in availing itself of any rule or regulation of the SEC allowing an Investor to sell any such securities without registration (at any time after Networks3 has become subject to the reporting requirements of the Exchange Act).

6.	Termination.

6.1
Sunset at the IPO.  The parties’ obligations under Article 1 and Sections 3.1, 3.2, 3.3, 3.4, 4.1 and 4.3 will terminate upon the IPO.  In addition, this Agreement, or any portion thereof, shall terminate if the holders of Series B Preferred Stock constituting the Preferred Voting Threshold delivers written notice to Networks3 and all other Holders that it elects to terminate this Agreement or any portion thereof.

7.	General Provisions

7.1
Effect on Transferees.  Each and every transferee or assignee of any shares of capital stock of Networks3 from any Holder shall be bound by and subject to the terms and conditions of this Agreement that are applicable to the transferor or assignor of such shares, and Networks3 shall require, as a condition precedent to registering the transfer of any shares of capital stock of Networks3 subject to this Agreement, that the transferee agrees in writing to be bound by, and subject to, all the terms and conditions of this Agreement.

7.2	Assignment.

(a)
This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  This Agreement and any of the right and obligations hereunder of holders of Series B Preferred Stock and holders of shares of Common Stock issued on conversion of Series B Preferred Stock may be assigned or otherwise transferred (including by operation of law) in whole or in part by such holder without the prior consent of Networks3 or any other Investor.  Pursuant to the Joinder, each Investor (other than as contemplated in the immediately preceding sentence) may only assign or otherwise transfer its rights and obligations hereunder (in whole or in part) to another Person (and any such Person may transfer such rights and obligations to any subsequent Person) to the extent of the assignment, sale or transfer of the Investor's Shares in accordance with Section 3.1.  Any assignment in violation of this Section will be null and void.  No assignment will reduce any rights of any other party as a result of or in connection with such assignment.

Execution Copy

7.3
Legend.  The Holders agree that all Networks3 share certificates now or hereafter held by them that represent shares of capital stock of Networks3 subject to this Agreement will be stamped or otherwise imprinted with a legend to read as follows:

“THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AGREEMENTS AND RESTRICTIONS WITH REGARD TO THE VOTING OF SUCH SHARES AND THEIR TRANSFER, AS PROVIDED IN THE PROVISIONS OF AN INVESTOR RIGHTS AGREEMENT, A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE SECRETARY OF THE CORPORATION.”

7.4
Enforcement of this Agreement.  Each of the Holders acknowledge and agree that any breach by any of them of this Agreement shall cause the other Holders irreparable harm which may not be adequately compensable by money damages.  Accordingly, in the event of a breach or threatened breach by a Holder of any provision of this Agreement, Networks3 and each other Holder shall each be entitled to the remedies of specific performance, injunction or other preliminary or equitable relief, including the right to compel any such breaching Holder, as appropriate, to vote such Holder’s shares of capital stock of Networks3 in accordance with this Agreement, in addition to such other rights remedies as may be available to Networks3 or any Holder for any such breach or threatened breach, including the recovery of money damages.

7.5
Authority; Execution and Delivery; Enforceability.  Each party represents that it has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by such party and the performance of such party’s obligations hereunder and compliance with the provisions hereof have been duly authorized by all necessary corporate, partnership or other action on the part of such party and no other action or proceedings on the part of such party are necessary for the performance of such party’s obligations hereunder, performance of its obligations hereunder or compliance with the provisions hereof.  This Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.  The execution and delivery of this Agreement by such party and the performance of such party’s obligations hereunder and compliance with the provisions hereof will not, conflict with, or results in any violation or breach of, or default (with or without the giving of notice or the lapse of time, or both) under, or result in, termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or give rise to any increased, additional, accelerated or guaranteed right or entitlements under, any provision of such party’s organizational documents, any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract or obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise, license or similar authorization applicable to such party or its assets or any statute, law, ordinance, rule, regulation, judgment, order or authorization of, or registration, declaration or filing with any governmental entity.  No filing is required with any governmental entity in connection with such party’s performance of such party’s obligations hereunder, performance of its obligations hereunder or compliance with the provisions hereof.  All required consents or approvals of any person required under community property or similar laws have been obtained in order for such party to execute and deliver this Agreement, performance its obligations hereunder and comply with the provisions hereof.

7.6
Networks3 Equity.  Each Holder represents and warrants that Exhibit B correctly and completely lists all shares of capital stock of Networks3, warrants to purchase shares of capital stock of Networks3 and options (vested and unvested) to purchase shares of capital stock of Networks3 (collectively, “Networks3 Equity”) owned (beneficially and of record) by such Holder as of the date of this Agreement.  Each Holder represents that, except as contemplated by this Agreement, it has the sole right to vote and Transfer such Networks3 Equity, and none of such Networks3 Equity is subject to any voting trust or other agreement, arrangement or other restriction with respect to the voting or Transfer thereof.  Each Holder represents that all proxies heretofore given in respect of its Networks3 Equity are revocable and represents and declares that all such proxies are hereby revoked.

Execution Copy

7.7	Not a Voting Trust. This Agreement is not a voting trust governed by 218 of the Delaware General Corporation Law and should not be interpreted as such.

7.8
Costs and Attorneys’ Fees.  If any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party’s costs and attorneys’ fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

7.9
Adjustments for Stock Splits, Etc.  Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Series B Preferred Stock of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

7.10	Aggregation of Stock. All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

7.11
Further Assurances.  The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.12
Amendment and Waivers.  This Agreement may be amended only by a written agreement executed by (a) Networks3 and (b) by the holders of at least a majority of the voting power of all Networks3’s then issued and outstanding Common Stock and Preferred Stock, voting together as a single class on an as-converted to Common Stock basis; provided, that if any amendment, waiver, discharge or termination by its terms treats any Investor in a material adverse manner that is different from other Investors holding the same securities, the consent of such Investor shall also be required for such amendment, waiver, discharge or termination.  Any amendment effected in accordance with this Section will be binding upon all parties hereto and each of their respective successors and assigns.  No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.  No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.  Any amendment or waiver effected per this Section 7.12 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and Networks3.

7.13
Expenses.  Except as otherwise provided in this Agreement, all costs and expenses of the parties incurred in connection with, related to or otherwise by virtue of this Agreement or the transactions contemplated hereby will be paid by the party incurring such costs or expenses.

Execution Copy

7.14
Notices.  All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or sent by an internationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to any Investor, to the address set forth on Exhibit A attached to this Agreement; and

(b)	if to Networks3, to: with a copy (which shall not constitute notice) to:	Networks3 Inc. c/o Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor New York, New York 10017 United States of America Attention: Chief Executive Officer [ ] [ ] [ ] [ ] Attention: [ ]

7.15
Counterparts.  This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which will be considered one and the same agreement and will become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.  Each party need not sign the same counterpart.

7.16
Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein):  (a) constitute the entire agreement and supersede all prior agreements, negotiations, arrangements or understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof, and (b) are not intended to confer upon any Person, other than the parties, any rights, benefits or remedies of any nature whatsoever.

7.17
Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination will have the power to and will, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

7.18	Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware applicable to contracts made in Delaware and to be performed entirely in Delaware.

Execution Copy

7.19	Enforcement.

(a)
The parties agree that any dispute arising under this agreement will be litigated in the Court of Chancery of the State of Delaware, pursuant to 10 Del. C. § 346.  The parties agree to submit to the jurisdiction of the Court of Chancery of the State of Delaware and waive trial by jury.  The parties do not hereby consent to mediate any disputes before the Court of Chancery.

(b)
Notwithstanding the foregoing, if there is a determination that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over any dispute arising under or relating to this Agreement, the parties agree that: (1) such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Superior Court of Delaware of and for the County of New Castle; (2) if the Superior Court of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware of and for the County of Newcastle; and (3) if the Complex Commercial Litigation Division of the Superior Court of the State of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the federal courts applicable to Delaware.

(c)
Each of the parties irrevocably (1) consents to submit itself to the personal jurisdiction of such courts in connection with any dispute arising under or relating to this Agreement, (2) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for relief from such courts or any other court or governmental body, and (3) agrees that it will not bring any action arising under or relating to this Agreement in any court other than such courts.  EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION OR ENFORCEMENT HEREOF.

(d)
Process may be served in the same manner specified in Section 7.14, such service will deemed effective on the date of such notice, and each party irrevocably waives any defenses or objections it may have to service in such manner.

(e)
The parties irrevocably stipulate that irreparable damage would occur if any of the provisions of this Agreement were not performed per their specific terms.  Accordingly, each party will be entitled to specific performance of the terms hereof in addition to any other remedy to which it is entitled at law or in equity.

(f)
The court shall award attorneys’ fees and expenses and costs to the substantially prevailing party in any action (including appeals) for the enforcement or interpretation of this Agreement.  If there are cross claims in such action (including appeals), the court will determine which party is the substantially prevailing party as to the action as a whole and award fees, expenses and costs to such party. No failure or delay on the part of either party in the exercise or assertion of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.20
Counterparts.  This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which will be considered one and the same agreement and will become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.  Each party need not sign the same counterpart.

7.21
Construction and Interpretation.  When a reference is made in this Agreement to a section or article, such reference will be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary.  Whenever the words “include,” “includes” or including are used in this Agreement they will be deemed to be followed by the words “without limitation”.  The words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section and exhibit references are references to the articles, sections and exhibits of this Agreement, unless otherwise specified.  The plural of any defined term will have a meaning correlative to such defined term and words denoting any gender will include all genders and the neuter.  Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning.  Any reference to a party will include such party’s successors and permitted assigns.  A reference to an agreement or document will include any amendment, modification, supplement, restatement, replacement or other modification thereof.  A reference to any legislation or to any provision of any legislation will include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.  If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  No prior draft of this Agreement will be used in the interpretation or construction of this Agreement.  Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).  Headings are used for convenience only and will not in any way affect the construction or interpretation of this Agreement.

Execution Copy

7.22	Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

(a)
“Affiliate” means any Person who, directly or indirectly, controls, is controlled by or is under common control with another Person, including any general partner, managing member, officer or director of such Person or any investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or any subsidiary or parent of such Person.

(b)	“Board Designee” means any individual who is designated for election to the Board per Section 4.1.

(c)	“Change of Control” has the meaning given to it in Networks3’s certificate of incorporation.

(d)	“Code” means the Internal Revenue Code of 1986.

(e)	“Common Stock” means the common stock, par value $0.0001 per share, of Networks3, or any security into which such shares are converted as a result of a corporate transaction.

(f)	“Conversion Stock” means any shares of Common Stock issuable upon conversion, exchange or exercise of any security or equity incentive issued by Networks3.

(g)	“Designator” means any individual, entity, or group of individuals and/or entities who has the right to designate one or more Board Designees for election to the Board per Section 4.1.

(h)	“Exchange Act” means the Securities Exchange Act of 1934.

(i)
“Fully Diluted Shares” means the sum of all outstanding shares of capital stock of Networks3 (on an as-converted to Common Stock basis) and all outstanding options, warrants or other securities to purchase shares of capital stock of Networks3 (assuming the conversion or exercise of any convertible or exercisable options, warrants or securities then outstanding (whether or not vested or subject to forfeiture)).

Execution Copy

(j)
“Holder” means any person owning of record any Shares or any assignee of record of such Shares to whom rights set forth herein have been duly assigned in accordance with this Agreement; provided, however, that for purposes of this Agreement, a record holder of shares of Series B Preferred Stock convertible into shares of Common Stock shall be deemed to be the Holder of such Common Stock.

(k)	“IPO” means Networks3 or its parent company becoming subject to the requirements of the Exchange Act.

(l)	“Person” means individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

(m)	“Preferred Stock” means preferred stock of Networks3.

(n)	“Preferred Voting Threshold” means holders of at least fifty percent of the outstanding shares of Series B Preferred Stock.

(o)
The terms “register,” “registration” and “registered” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

(p)	“Sale of Networks3” means a transaction that is a “Change of Control” as defined in Networks3’s certificate of incorporation.

(q)	“SEC” means the U.S. Securities and Exchange Commission.

(r)	“Securities Act” means the Securities Act of 1933.

(s)
“Series B Preferred Stock” means the Series B Convertible Preferred Stock, par value $0.0001 per share, of Networks3.  Series B Preferred Stock does not include any securities into which such stock is converted.

(t)
“Shares” means all shares of capital stock of Networks3 now or hereafter directly or indirectly owned (of record or beneficially) by such Holder (together with any securities of Networks3 or an acquirer of Networks3 issued with respect to, upon conversion of, or in exchange or substitution of such capital stock).

Execution Copy

The parties hereto have executed this Agreement as of the date first written above.

NETWORKS3 INC.

By:           ___________________________
Name:
Title:

HUDSON BAY IP OPPORTUNITIES MASTER FUND, LP1
By:           HUDSON BAY CAPITAL MANAGEMENT, LP,
 its General Partner

By:           ___________________________
Name:
Title:

ORCKIT COMMUNICATIONS LTD.

By:           ___________________________
Name:
Title:
___________________________

1 Hudson Bay may split its ownership into two funds instead of one.

Annex A
List of Investors

Name and Address	Number of Shares
Hudson Bay IP Opportunities Master Fund, LP1	105 shares of Series A Senior Preferred Stock
c/o Hudson Bay Capital Management LP	9,000,000 shares of Series B Preferred
777 Third Avenue, 30th Floor	Stock
United States of America
Attention: Yoav Roth

Orckit Communications Ltd.	1,000,0000 shares of Common Stock
126 Yigal Alon Street
Tel-Aviv 67443
Israel
Attention: Chief Executive Officer
___________________________
2 Hudson Bay may split its ownership in two funds instead of one.

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